

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Michael D. Ruppert
Chief Financial Officer
Mercury Systems, Inc.
50 Minuteman Road
Andover, MA 01810

> **Re: Mercury Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended July 2, 2020**
> **Filed August 18, 2020**
> **File No. 000-23599**

Dear Mr. Ruppert:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing